
10030573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42777

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2009 (MM/DD/YY) AND ENDING March 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Heartland Investment Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2202 Heritage Green Drive
(No. and Street)

Hiawatha	Iowa	52233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Feltes (319) 393-8913
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

Town Centre, Suite 300, 221 Third Avenue SE, Cedar Rapids, Iowa 52401
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Feltes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Investment Associates, Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


NOTARIAL SEAL
IOWA
REBECCA A BAEDKE
COMMISSION NUMBER 726134
MY COMMISSION EXPIRES

Pres/CEO
Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Heartland Investment Associates, Inc.

Financial Report

March 31, 2010

McGladrey & Pullen

Certified Public Accountants

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Financial Statements and Supplementary Schedules

To the Board of Directors
Heartland Investment Associates, Inc.
Hiawatha, Iowa

We have audited the accompanying statement of financial condition of Heartland Investment Associates, Inc. (the "Company"), a wholly owned subsidiary of Heartland Financial Group, Inc., as of March 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heartland Investment Associates, Inc. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
May 18, 2010

Heartland Investment Associates, Inc.

Statement of Financial Condition
March 31, 2010

Assets

Cash and Cash Equivalents		$ 235,706
Receivables		
Due from clearing broker	$ 110,672	
Commissions and fees	56,492	
Income taxes (Note 6)	10,960	178,124
Equipment and Leasehold Improvements		
Office furniture and equipment, including assets acquired under capital lease $18,542	123,943	
Leasehold improvements	53,535	
	177,478	
Less accumulated depreciation, including amounts applicable to assets acquired under capital lease $8,830	128,132	49,346
Prepaid Expenses		26,819
		$ 489,995

Liabilities and Stockholder's Equity

Liabilities		
Payables:		
Commissions	$ 159,727	
Accrued expenses and other liabilities	36,162	$ 195,889
Deferred income taxes (Note 6)		4,000
Commitments (Notes 2, 4, 7 and 8)		
Stockholder's Equity (Note 5)		
Capital stock, common, $10 par value; authorized 500,000 shares; issued 49,250 shares	492,500	
Additional paid-in capital	6,000	
Accumulated deficit	(208,394)	290,106
		$ 489,995

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement of Operations
Year Ended March 31, 2010

Revenue:	
Commissions	$ 2,298,561
Other	6,019
	2,304,580
Expenses:	
Commission expense	1,474,108
Employee compensation and benefits (Note 3)	299,007
Correspondent charges	153,834
Rent (Note 4)	98,517
Stock reporting services	34,317
Telephone	18,652
Interest	399
Depreciation	12,321
Advertising	17,072
Payroll taxes	63,111
Professional fees	30,447
Office supplies and postage	33,393
Insurance	6,925
Travel and entertainment	4,240
Utilities	10,164
Other general and administrative	81,190
	2,337,697
(Loss) before income taxes	(33,117)
Federal and state income tax (benefit) (Note 6)	(11,431)
Net (loss)	$ (21,686)

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement of Changes In Stockholder's Equity
Year Ended March 31, 2010

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, March 31, 2009	49,250	$ 492,500	$ 6,000	$ (186,708)	$ 311,792
Net (loss)	-	-	-	(21,686)	(21,686)
Balance, March 31, 2010	**49,250**	**$ 492,500**	**$ 6,000**	**$ (208,394)**	**$ 290,106**

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement of Cash Flows
Year Ended March 31, 2010

Cash Flows from Operating Activities		
Net (loss)	$	(21,686)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Depreciation		12,321
Deferred income taxes		(6,000)
Changes in assets and liabilities:		
(Increase) in due from clearing broker		(35,353)
(Increase) in commissions and fees receivable		(40,308)
Decrease in other receivable		667
(Increase) in income tax receivable		(5,431)
(Increase) in prepaid expenses		(6,931)
Increase in commissions payable, accounts payable and accrued expenses		43,036
Net cash (used in) operating activities		(59,685)
Cash Flows (Used in) Investing Activities, purchase of equipment and leasehold improvements		(3,648)
Cash Flows (Used in) Financing Activities, payments on lease obligation		(2,790)
(Decrease) in cash and cash equivalents		(66,123)
Cash and Cash Equivalents:		
Beginning		301,829
Ending	$	235,706
Supplemental Disclosures of Cash Flow Information, cash payments for interest	$	399

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Heartland Investment Associates, Inc. (the "Company") is a securities broker-dealer with offices located in Marion, Hiawatha and Iowa City, Iowa. The Company is a wholly owned subsidiary of Heartland Financial Group, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less.

Recognition of revenue: Securities transactions and related commission revenue and expense are recorded on the date the transaction is executed.

Equipment and leasehold improvements: Equipment and leasehold improvements are carried at cost. Depreciation is computed primarily by the straight-line method over estimated useful lives from five to fifteen years.

Classification of depreciation on assets under capital leases: The depreciation expense on assets acquired under capital leases is included with depreciation expense on owned assets.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the statement.

The Company files its federal income tax returns on a consolidated basis with Heartland Financial Group, Inc., its parent company. The members of the consolidated group have elected to allocate income taxes among the members of the group by the "direct reimbursement" method, under which the parent company makes payments to any member of the group for the income tax reductions resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

The Company adopted accounting standards relating to accounting for uncertainty in income taxes for the year ended March 31, 2010. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of March 31, 2010, the Company had no material uncertain tax positions.

The Company files income tax returns in U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years ending March 31, 2006 and before.

Note 2. Letter of Credit

The Company has an unsecured $50,000 letter of credit with Heritage Bank for the benefit of its clearing broker/dealer. The letter of credit expires on March 6, 2013 and can be used if the Company has defaulted in the performance of the terms and conditions of its agreement with its clearing broker/dealer.

Note 3. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for its employees. The plan provides for a safe harbor nonelective contribution equaling 3% of a participant's compensation. The Company's contribution included in operating expenses for the year ended March 31, 2010 is $31,060.

Note 4. Commitments and Contingencies

The Company leases office facilities under noncancelable operating leases. These leases require minimum annual rentals, plus the payment of normal maintenance and insurance. These expire August 2010 through October 2011.

In September 2004, the Company entered into a lease agreement with its parent company, Heartland Financial Group, Inc. for office facilities in Iowa City, Iowa. The lease agreement expires on August 31, 2010 and requires monthly payments of $3,500 plus the payment of repairs, insurance, utilities and property taxes.

The total minimum rental commitments at March 31, 2010, under the operating leases mentioned above, are as follows:

Year ending March 31:		
2011	$	66,626
2012		23,449
	$	90,075

The total rental expense included in the statement of operations for the year ended March 31, 2010 is $98,517, of which $42,000 was paid to Heartland Financial Group, Inc.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At March 31, 2010, the Company had net capital of $194,294, which was $144,294 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) is 1.01 to 1.

Note 6. Income Tax Matters

The benefit for income taxes for the year ended March 31, 2010 consists of the following:

Current	$	(5,431)
Deferred		(6,000)
	$	(11,431)

The effective income tax rate is different than the statutory federal tax rate as follows:

Income tax (benefit) as federal rate of 34%	$	(11,300)
Income tax (benefit) at lower rates		6,300
Other		(6,431)
	$	(11,431)

Net deferred tax liabilities consist of the following components as of March 31, 2010:

Deferred tax assets:		
Accrued expenses	$	200
NOL carryforward		10,200
		10,400
Deferred tax liabilities:		
Equipment and leasehold improvements		3,800
Prepaid expenses		10,600
		14,400
	$	4,000

Note 7. Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

Fair value considerations:

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Under the Fair Value Measurements Topic of the FASB Codification, fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. This topic establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices.

Level 2: Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3: Significant inputs to pricing have little or no observability as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

Note 7. Financial Instruments (Continued)

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2010. As required by the Fair Value Measurements Topic of the FASB Codification, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Total Carrying Value at March 31, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Money Market, included within cash and cash equivalents	$ 199,163	$ -	$ 199,163	$ -

Note 8. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 9. Subsequent Events

The Company has evaluated subsequent events through May 18, 2010, the date the financial statements were available to be issued. Management has determined that there were no events or transactions that have occurred through that date that require recognition or disclosure in the financial statements.

Heartland Investment Associates, Inc.

Schedule I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
March 31, 2010

Computation of net capital:		
Total stockholder's equity from the statement of financial condition	$	290,106
Total nonallowable assets and other charges:		
Equipment and improvements		49,346
Prepaid expenses		26,819
Petty cash		250
Commissions and fees receivable		6,470
Income tax receivable		10,960
Net capital before haircuts on securities positions		196,261
Haircuts on securities positions - money market account		1,967
Net capital	$	194,294
Computation of aggregate indebtedness:		
Item from statement of financial condition:		
Payables	$	195,889
Total aggregate indebtedness	$	195,889
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $50,000	$	50,000
Excess net capital, net capital less net capital requirement	$	144,294
Percentage of aggregate indebtedness to net capital		101%

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II of Form X-17a-5 as of March 31, 2010.

Heartland Investment Associates, Inc.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
March 31, 2010

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Heartland Investment Associates, Inc.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
March 31, 2010

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Heartland Investment Associates, Inc.
Hiawatha, Iowa

In planning and performing our audit of the financial statements of Heartland Investment Associates, Inc. (the "Company") as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
May 18, 2010

McGladrey & Pullen
Certified Public Accountants

May 18, 2010

Board of Directors
Heartland Investment Associates
2202 Heritage Green Drive
Hiawatha, Iowa 52233

Attention: Ed Luebe

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to March 31, 2010, which were agreed to by Heartland Investment Associates, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts of the audited financial statements for the year ended March 31, 2010 less revenues reported on the FOCUS reports for the period from April 1, 2009 to September 30, 2009, as applicable, with the amounts reported in Form SIPC-7 for the period from October 1, 2009 to March 31, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
May 18, 2010

SIPC-7

(30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(30-REV 3/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042777 FINRA MAR
HEARTLAND INVESTMENT ASSOC INC
PO BOX 10167
CEDAR RAPIDS IA 52410-0167

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $1347.33

B. Less payment made with SIPC-6 filed (exclude interest) (753.55)
11-4-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 593.78

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $593.78

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $593.78

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Heartland Investment Assoc.
(Name of Corporation, Partnership or other organization)

Elwood Luble
(Authorized Signature)

Exec VP / CFO
(Title)

Dated the 25 day of May, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Mar 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,281,842

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,736,529

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 5912

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 468

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 468

Total deductions 1,742,909

2d. SIPC Net Operating Revenues $ 538,933

2e. General Assessment @ .0025 $ 1347.33

(to page 1 but not less than $150 minimum)